EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-153697) and related Prospectus of Penwest Pharmaceuticals Co. for the registration of up to $75,000,000 of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 12, 2008, with respect to the financial statements and schedule of Penwest Pharmaceuticals Co. and the effectiveness of internal control over financial reporting of Penwest Pharmaceuticals Co. included in the Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/Ernst & Young LLP
Stamford, Connecticut
October 17, 2008